FOR IMMEDIATE RELEASE: July 25, 2012	PR 12-16

Atna Completes Secondary Access at the Pinson Underground Mine

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCQB:ATNAF) is pleased to announce that it has completed construction of the secondary access into its Pinson underground gold mine located in Humboldt County, Nevada. Completion of this access allows the continued development of spiral access into the mine. Work has begun on this spiral to allow development of ore mining areas with the goal of achieving gold ore production in the fourth quarter 2012.

Significant progress has been achieved on a number of other key components of this development project:

•	Pinson has received notice from the Nevada Division of Environmental Protection that modification to its Water Pollution Control Permit to increase to a large scale facility producing up to 400,000 tons of ore per year is administratively complete. The Department will now begin their technical review for final approval. No federal permits are required for this increased production rate.
•	On July 20th, 2012 the Company received Notice of approval of the Class II Air Quality Operating Permit from the Nevada Division of Environmental Protection. This permit covers the operation of an ore crushing facility, a crusher facility for aggregate for backfill, a shotcrete plant, a backfill plant and an assay laboratory.
•	An underground chamber for installation of the primary ventilation fans and air door lock was constructed as part of the secondary access. Ventilation doors and the main fans will be installed in the near future.
•	Construction has commenced on an onsite assay laboratory. Completion is expected by the end of third quarter 2012.

“The development of Pinson is going smoothly and advancing toward our goal of gold production in the fourth quarter of this year. We are encouraged by the swift response of the Nevada Division of Environmental Protection to our permit modification request and anticipate approximately 4 to 6 months for final approval of the modification,” states CEO and President James Hesketh. “We are also quite pleased with approval of the Class II Air Quality Permit, which brings us closer to gold production”, he added.

For additional information on Atna Resources and the Pinson Gold Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, development and future operating costs at the Pinson Mine; the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com